                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                              (Amendment No. 6)*
                   Under the Securities Exchange Act of 1934



                         TERRA NITROGEN COMPANY, L.P.
________________________________________________________________________________
                               (Name of Issuer)


                 Common Units of Limited Partnership Interests
________________________________________________________________________________
                         (Title of Class of Securities)


                                  881005 20 1
        _______________________________________________________________
                                (CUSIP Number)

        George H. Valentine                    N. Jordan
        Corporate Secretary                    Secretary
        Terra Industries Inc.                  Anglo American plc
        Terra Centre                           20 Carlton House Terrace
        600 Fourth Street                      London SW1Y 5AN
        Sioux City, Iowa  51102-6000           United Kingdom
        (712) 277-1340                         (171) 698-8888
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 30, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,172,414 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,172,414 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital, Inc. (Due to direct ownership of 1,992,800 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation) EIN: 42-1431650

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,165,214 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,165,214 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,165,214 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital Holdings, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.) EIN: 42-1431905

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,165,214 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,165,214 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,165,214 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Industries, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.) EIN: 52-1145429

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,165,214 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,165,214 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,165,214 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus Investments S.A. -- Solely due to indirect ownership through its ownership of over 5% of the common stock of Terra Industries Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,165,214 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,165,214 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,165,214 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus International S.A. -- Solely due to indirect ownership through its ownership of over 50% of the common stock of Terra Industries Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,165,214 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,165,214 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,165,214 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 8 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anglo American plc -- Solely due to indirect ownership through its wholly owned subsidiary. Taurus International S.A. (and its wholly owned subsidiary Taurus Investments S.A.)

      ------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,165,214 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,165,214 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,165,214 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          This Amendment No. 6 amends the Schedule 13D dated March 31, 1997 (as amended by Amendments Nos. 1 through 5, the "Schedule 13D") of the Reporting Persons relating to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.   Identity and Background
          -----------------------

          Item 2 and Annex A are hereby amended to delete the reference to Anthony W. Lea as a Director of Terra Industries Inc. in Section IV of Annex A, to transfer the balance of such information concerning Mr. Lea from Section IV to Section V of Annex A and to add the following Director of Terra to Section IV of Annex A:

          Name:                     Thomas H. Claiborne (Director)
          Citizenship:              United States of America
          Business Address:         20 Carlton House Terrace
                                    London, United Kingdom
          Principal Occupation:     Vice President Administration

          Item 2 and Annex A are hereby further amended to delete all information concerning Sir A. Rankin from Section V of Annex A.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by insertion of the following additional sentence at the end of the second paragraph: "The amount of funds expended for the purchases between July 1, 1999 and July 30, 1999 totaled $1.8 million."

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by the insertion of the following additional sentence after the fourth sentence of the second paragraph: "Terra Capital further purchased 182,400 Common Units between July 1, 1999 and July 30, 1999 pursuant to the buyback authority."

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting the second and third sentences of the first paragraph under section (a) and replacing them with the following sentences: "Terra Capital is the direct beneficial owner of 1,992,800 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC. Thus, Terra Capital's direct and indirect ownership in the aggregate represents approximately 71.2% of the outstanding Common Units."

          Item 5 is hereby further amended by deleting the second sentence of the first paragraph under section (b) and replacing it with the following sentence: "Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 1,992,800 Common Units beneficially owned by Terra Capital."

           Item 5 is hereby further amended by adding the following table under section (c)(i) to read as follows:

           Purchase Date            Number of Units          Price per Unit
           --------------------     ---------------          --------------
           07/01/99                          10,000                 $9.8169
           07/02/99                           4,000                 $9.9297
           07/06/99                           4,000                 $9.9375
           07/07/99                           4,000                 $9.8125
           07/08/99                           4,000                 $9.7500
           07/09/99                           4,200                 $9.8661
           07/12/99                          10,800                 $9.9282
           07/13/99                           1,100                 $9.7500
           07/14/99                             700                 $9.6875
           07/15/99                           3,800                 $9.6875
           07/16/99                           9,800                 $9.7258
           07/19/99                          40,600                 $9.8624
           07/22/99                           3,700                 $9.5338
           07/23/99                           3,700                 $9.5000
           07/26/99                          39,200                 $9.7857
           07/27/99                           3,200                 $9.5469
           07/28/99                           1,500                 $9.4750
           07/29/99                             900                 $9.3750
           07/30/99                          33,200                 $9.7726
Total  (between 7/1/99 and 7/30/99)         182,400
Total (in 1999, through July 30)            385,400


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           Not amended.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           Not amended.

                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 9, 1999



TERRA NITROGEN CORPORATION

By   /s/ George H. Valentine
     ------------------------------------
         George H. Valentine
Its:     Vice President and General Counsel


TERRA CAPITAL, INC.

By   /s/ George H. Valentine
     ------------------------------------
         George H. Valentine
Its:     Vice President and Corporate Secretary


TERRA CAPITAL HOLDINGS, INC.


By   /s/ George H. Valentine
     ------------------------------------
         George H. Valentine
Its:     Vice President and Corporate Secretary


TERRA INDUSTRIES INC.


By   /s/ George H. Valentine
     ------------------------------------
         George H. Valentine
Its:     Senior Vice President, General Counsel and
         Corporate Secretary


TAURUS INVESTMENTS S.A.

By   /s/ David A. L. Bennett
     ------------------------------------
         David A. L. Bennett
Its:     Secretary


TAURUS INTERNATIONAL S.A.

By   /s/ David A. L. Bennett
     ------------------------------------
         David A. L. Bennett
Its:     Secretary


ANGLO AMERICAN PLC

By   /s/ Nick Jordan
     ------------------------------------
         Nick Jordan
Its:     Secretary